EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of November 12, 2025, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox”, the “Company, or “our”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and nine months ended September 30, 2025 (the “Consolidated Financial Statements”). The Consolidated Financial Statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2024 and related notes thereto, and the 2024 annual MD&A, which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the SEC on the SEC’s website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form dated March 21, 2025 (“AIF”) and Annual Report on Form 40-F dated March 26, 2025, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, streams and other interests, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.voxroyalty.com.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	3
Highlights and Key Accomplishments	3
Portfolio Updates	6
Outlook	14
Asset Portfolio	15
Summary of Quarterly Results	19
Liquidity and Capital Resources	21
Off-Balance Sheet Arrangements	22
Commitments and Contingencies	23
Related Party Transactions	24
New Accounting Policies	24
Recent Accounting Pronouncements	25
Outstanding Share Data	26
Critical Accounting Judgements and Estimates	26
Financial Instruments	26
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	27
Forward-Looking Information	28
Third-Party Market and Technical Information	29

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q3 2025 The three-month period ended September 30, 2025	“NSR”	Net smelter return royalty	“$” United States dollars
Q2 2025 The three-month period ended June 30, 2025	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q1 2025 The three-month period ended March 31, 2025	“FC”	Free carry	“C$” Canadian dollars
Q4 2024 The three-month period ended December 31, 2024	“PR”	Production royalty
Q3 2024 The three-month period ended September 30, 2024	“GPR”	Gross proceeds royalty
Q2 2024 The three-month period ended June 30, 2024	“GSR”	Gross sales royalty
Q1 2024 The three-month period ended March 31, 2024	“FOB”	Free on board
Q4 2023 The three-month period ended December 31, 2023	“RR” “PEA” “PFS” “DFS”	Revenue royalty Preliminary Economic Assessment Pre-Feasibility Study Definitive Feasibility Study

2

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Overview

Vox is a returns focused mining royalty and streaming company with a portfolio of over 80 assets spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Vox operates a unique business model within the royalty and streaming space, which it believes offers it competitive advantages. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). The MRO database is not commercially available to the Company’s competitors. The MRO database vertically integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty and streaming acquisition opportunities available to other mining royalty and streaming companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices.

Vox’s business model is focused on managing and growing its portfolio of royalties, streams and other interests. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) limited exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its asset portfolio through accretive acquisitions. As at the date of this MD&A, approximately 85% of the Company’s portfolio of royalty, streams and other interests assets by asset count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes 14 producing assets and 25 development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

On September 26, 2025, Vox acquired a portfolio of gold assets comprising Precious Metals Purchase Agreements (“PMPAs,” historically referred to as “offtakes”) and conventional royalties from Deterra Royalties Limited. Although originally labeled as offtakes by previous owners, these PMPAs are, in substance, more closely aligned with streaming arrangements. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes, analogous to streams. Accordingly, Vox considers these PMPAs to be more equivalent to streams and will refer to them as such in its portfolio reporting and future disclosure.

In the near and medium-term, the Company is prioritizing acquiring royalties and streams on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties, streams and other interests. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

3

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Highlights and Key Accomplishments

Financial and Operating

•	Revenue:

o	Year-to-date revenue of $9,260,979, compared to $8,150,438 in the nine months ended September 30, 2024.
o	Record quarterly Q3 2025 revenue of $3,815,640, compared to $2,428,809 in the three months ended September 30, 2024.

•	General and administration expenses:

o	Year-to-date general and administration expenses of $3,298,447, compared to $3,448,473 in the nine months ended September 30, 2024.
o	Q3 2025 general and administration expenses of $1,052,784, compared to $1,219,268 in the three months ended September 30, 2024.

•	Net income (loss):

o	Year-to-date net loss of $585,424, compared to $682,588 in the nine months ended September 30, 2024.
o	Q3 2025 net income of $161,673, compared to a net loss of $107,613 in the three months ended September 30, 2024.

•	Balance sheet position at quarter end includes cash and accounts receivable of $16,437,035 and working capital of $11,703,974.
•	On February 20, 2025, increased quarterly cash dividend to $0.0125 per common share. This marks the third consecutive annual increase for Vox shareholders.
•	On March 12, 2025, the Company approved the renewal of a share repurchase program of up to $1.5 million of Vox common shares.
•	Asset acquisitions:

o	On May 15, 2025, the Company completed the acquisition of the producing Kanmantoo copper-gold royalty for total cash consideration of $11.7 million.
o	On September 3, 2025, the Company completed the acquisition of the Wyloo North iron ore royalty for total cash consideration of A$1.5 million.
o

On September 26, 2025, the Company completed the acquisition of a global gold portfolio of ten gold purchase contracts and royalty assets (“Global Gold Portfolio”), for total upfront cash consideration of $57.5 million and $2.5 million in deferred milestones.

•	Equity financing:

o

On September 26, 2025, the Company closed an underwritten public offering through a syndicate of underwriters, issuing 17,094,7750 common shares at a price of $3.70 per share for total gross proceeds of approximately $63.25 million. The net proceeds of the equity financing were used to acquire the Global Gold Portfolio.

•	Credit Facility:

o

On May 14, 2025, the Company initiated a drawdown of $11.7 million under the Company’s existing credit facility with BMO (the “BMO Facility”). The proceeds of the drawdown were used to acquire the Kanmantoo royalty.

o	On July 14, 2025, the Company repaid $5 million under the BMO Facility.
o

On September 23, 2025, the Company amended the BMO Facility to provide for an upsized $40 million secured revolving facility, including an accordion feature (the “Accordion) for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity of $75 million (the “Upsized BMO Facility”).

o	On September 26, 2025, the Company initiated a drawdown of $5 million under the Upsized BMO Facility.

•	Subsequent to quarter end, on October 16, 2025, experienced mining entrepreneur Luiz Azevedo was appointed to the Board of Directors of the Company and Shannon McCrae and Donovan Polllitt stepped down from the Board.

Equity Financing

On September 26, 2025, the Company announced the closing of a primary underwritten public offering (the “Offering”) through a syndicate of underwriters co-led by BMO Capital Markets, Cantor Fitzgerald Canada Corporation and National Bank Financial Inc. (together, the “Underwriters”), who served as joint book-running managers for the Offering. In connection with the closing of the Offering, the Company issued 17,094,750 of its common shares (inclusive of common shares issued pursuant to the full exercise by the Underwriters of a 15% over-allotment option) at a price of $3.70 per share for total gross proceeds to the Company of approximately $63.25 million.

Upsized Credit Facility

On September 23, 2025, the Company amended its credit agreement with BMO to provide for the Upsized BMO Facility, resulting in total funding capacity of $75 million. The previous BMO Facility was a $15 million secured revolving credit facility that included an accordion feature for an additional $10 million.

The Upsized BMO Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Upsized BMO Facility bear interest at either (i) a rate determined by reference to the U.S. dollar prime rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.50% to 3.50% per annum. The undrawn portion of the Upsized BMO Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent upon the Company’s leverage ratio (as defined in the amended credit agreement with BMO). The Upsized BMO Facility matures on September 23, 2028, and is extendable one-year at a time through mutual agreement between Vox and BMO. The Upsized BMO Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2025, all such ratios and requirements were met.

As of September 30, 2025, the outstanding balance owing under the Upsized BMO Facility is $11.7 million.

4

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Asset Acquisitions

Kanmantoo Copper-Gold Royalty Acquisition

On May 15, 2025, the Company announced that it completed the Kanmantoo copper-gold royalty acquisition in South Australia, operated by Hillgrove Resources Limited (“Hillgrove Resources”), for total cash consideration of $11.7 million.

Transaction highlights include:

•	Fully operational underground copper-gold mine in South Australia that is expected to produce 12,000t – 14,000t copper in 2025 with meaningful gold and silver byproduct credits.
•	The Kanmantoo underground mine is located 55km from Adelaide and successfully operated as a series of open pits from 2010 to 2020, producing around 137,000t of copper and over 55,000 oz of gold. Mining from the underground commenced in May 2023, with commercial production declared in July 2024.
•	Extensive established infrastructure in place following initial capital investment of A$200 million between 2010 and 2020, with significant expansion potential with 3.6Mtpa processing plant currently ~40% utilised.
•	Provides Vox shareholders with immediate copper revenue exposure.
•	Current total resource as at September 30, 2024 comprises 8.8Mt @ 0.81% Cu, 0.13g/t Au Measured & Indicated and 10.1Mt @ 0.73% Cu, 0.14g/t Au Inferred (not adjusted for depletion through the date hereof).
•	Significant exploration upside potential, as demonstrated by the Kanmantoo Region JORC-2012 Exploration Target of 25Mt – 40Mt @ 0.7% - 1.4% Cu and 0.05 – 0.5g/t Au as of February 13, 2025.
•	60,000m drilling program for 2025 well underway, which is expected to yield an updated mineral reserves and resource estimate later in 2025, potentially supportive of a mine life extension.
•	Contractors onsite are progressing an accelerated development of the gold-dominant Nugent deposit underground decline, as part of the company’s production growth strategy for 2025, with first development ore mined from Nugent in June 2025 and stoping ore from Nugent mined in Q4 2025.

Wyloo North Iron Ore Royalty Acquisition

On September 3, 2025, the Company completed the Wyloo North iron ore royalty acquisition in Western Australia, operated by Fortescue Metals Group (“Fortescue”), for total cash consideration of A$1.5 million.

Upcoming potential catalysts include:

•	Updated resource and reserve classification for the Wyloo North deposit.
•	Lodgement of a Referral Form with the Western Australia EPA for Wyloo North development approval.
•	Receipt of Ministerial Decision to commence mine development.

Global Gold Portfolio Acquisition

On September 26, 2025, the Company completed the acquisition of the Global Gold Portfolio, for total upfront cash consideration of $57.5 million and a further $2.5 million in deferred milestones. The Global Gold Portfolio covers twelve mines and projects across eight jurisdictions (Australia, Brazil, Canada, Côte d’Ivoire, Mali, Mexico, South Africa and the United States). The $2.5 million in deferred milestones are attached to the Dandoko gold royalty and are comprised of (i) $1.25 million payable upon first royalty receipts; and (ii) $1.25M payable upon receipt of royalty payments linked to 500Koz production from the royalty area.

Transaction rationale includes:

•	The Global Gold Portfolio is expected to have immediate accretive financial impacts for the Company, including (i) revenue per share, (ii) cash flow per share, and (iii) net asset value.
•	The Global Gold Portfolio generated approximately $16.3 million[1] of revenue in the trailing four quarters ending June 30, 2025.
•	The margins realized by the Global Gold Portfolio have outperformed the underlying price of gold on a relative basis. Comparing the first half of 2022 to the first half of 2025, the average margin per ounce realized on the acquired assets increased from $23.10/oz to $63.10/oz, representing a relative growth of approximately 170%[2], while the underlying realized gold price increased from $1,807/oz to $3,099/oz, or approximately 70%[3]. Similarly, the ounces delivered by the portfolio within the same comparison period increased by approximately 30%, from 111koz to 144koz, while delivering a total of 976koz since January 2022[3].

 ________________________________________

1 Deterra – ASX Announcement: June 2025 Quarter Portfolio Update, dated July 31, 2025: https://www.deterraroyalties.com/wp-content/uploads/2025/07/2922636.pdf

2 Deterra FY25 Full Year Results Presentation, Slide #8 (Offtake Portfolio Overview) – Dated August 19, 2025: https://www.deterraroyalties.com/wp-content/uploads/2025/08/2931000.pdf

.

5

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

•	Adds immediate cash flow from seven operating mines, with potential embedded growth and upside optionality from exploration success, life of mine extensions, throughput expansions and mine re-starts within the diversified Global Gold Portfolio.
•	Provides exposure to assets operated by medium to large-cap operators such as Equinox Gold Corp., Allied Gold Corporation, Gold Fields Limited, B2Gold Corp., and Vault Minerals Limited.
•	Weights the portfolio and revenue mix towards precious metals, with a larger proportion of revenue derived from gold, potentially unlocking eligibility to join precious metal-based indexes such as the GDXJ.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the nine months ended September 30, 2025.

Declaration date	Dividend per common share	Record date	Payment date
	$
February 20, 2025	0.0125	March 31,2025	April 14, 2025
May 15, 2025	0.0125	June 30, 2025	July 14, 2025
August 13, 2025	0.0125	September 30, 2025	October 14, 2025

	0.0375

Share Repurchase Program

On March 12, 2025, the Board of Directors of the Company approved the renewal of a Share Repurchase Program (“SRP”) for the repurchase of up to $1.5 million of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the nine months ended September 30, 2025.

Portfolio Updates3

During the nine months ended September 30, 2025, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s assets.

Key developments for the nine months ended September 30, 2025 are summarized as follows by project:

Wonmunna (Producing – Australia) – 1.25% - 1.50% sliding scale GRR

In January 2025, Mineral Resources Limited (“Mineral Resources”) announced that drill and blast activities had commenced in the South Pit at Wonmunna. Heritage and environmental surveys as well as geological reconnaissance and drill planning are ongoing.

In April 2025, Mineral Resources announced that exploration drilling commenced in February 2025 with 3,340m of reverse circulation (“RC”) drilling being completed in Q1 2025. Also, Mineral Resources announced that operations are underway in the South Pit at Wonmunna.

In July 2025, Mineral Resources announced that exploration drilling during the quarter continued at Lamb Creek, before returning to Wonmunna in June 2025. Geological reconnaissance and mapping have been ongoing to support planning for upcoming drill programs across the Central Pilbara iron ore deposits.

____________________________________

3 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

6

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

As discussed in the Company’s MD&A dated December 31, 2024:

•	Mineral Resources has proposed the addition of Lamb Creek, a greenfields mine (non-royalty linked) to form part of the Pilbara Hub. The ore at Lamb Creek is expected to be blended with Wonmunna and Iron Valley ore and exported as a blended product at Utah Point. Based on operator disclosure, including Mineral Resources' annual report dated October 25, 2024, plus Vox management’s expectations, Lamb Creek is expected to commence production some time between late 2025 and 2027, subject to permitting approvals, brownfields exploration results and capital prioritisation. The proportion of future production from Wonmunna, Iron Valley and Lamb Creek in the Pilbara Hub blend is subject to ongoing assessments by Mineral Resources of the technical viability (including iron grade/content and chemical contaminants such as phosphorous, alumina and silica) and economic viability of each mine to contribute to a marketable and value-maximising blended iron ore product.
•	The Wonmunna mine has been producing at an annualised rate of 5 – 7Mtpa over the past two years. Based on current operator disclosure, Vox expects production volumes to decline and be more variable in 2026 as production transitions to Lamb Creek, based on the above discussion. These factors may also be influenced or offset by additional exploration success at Wonmunna, and Vox management notes that exploration drilling commenced in October 2024.

Kanmantoo (Producing – Australia) - 2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced

In May 2025, Hillgrove Resources announced that ongoing diamond drilling extended mineralisation at Nugent beyond the resource.

In June 2025, Hillgrove Resources announced that Nugent development is prioritised with the first ore being mined for processing. This is earlier than the planned Q4 2025 target for first stoping ore from Nugent.

In August 2025, Hillgrove Resources announced that a new high-grade mineralisation zone named “Saddle” was discovered during extensional drilling for Nugent. Located between the existing Kavanagh and Nugent mining areas, the zone offers potential near-term access to additional inventory with minimal extra development or infrastructure, according to Hillgrove Resources.

In September 2025, Hillgrove Resources announced high grade copper-gold mineralisation had been identified in the first underground exploration drill hole at the Emily Star zone. These results support the operator’s expansion strategy, citing the potential for Emily Star to deliver multiple additional mining fronts. Drilling is ongoing with observations being used to plan future drill holes and Hillgrove stated future plans for a drill platform (targeting Emily Star) from the Nugent decline.

Later in September 2025, Hillgrove Resources completed a A$28 million placement to advance its copper growth strategy. The proceeds are expected to be used to ramp up drilling and development at its Emily Star deposit, complete the development of the Nugent ore body, and support working capital needs. First stope production from Nugent is expected in the December quarter.

Subsequent to quarter-end, in October 2025, Hillgrove Resources announced that it had achieved first production ore mined from the Nugent zone ahead of schedule. Nugent is a key ore source within the Kanmantoo underground mine. The operator also noted that the planned mine expansion is on track to meet an annualized mining rate of 1.7-1.8Mtpa in H1 2026, reducing latent mill capacity and increasing operational efficiency underground.

Bulong/Myhree (Producing – Australia) – 1.0% NSR

In February 2025, Black Cat Syndicate Limited (“Black Cat”) announced that it had acquired the 1.2Mtpa Lakewood mill, accelerating the Kal East project by 15 months and eliminating risks associated with construction of a standalone plant. Black Cat also said Myhree underground development was scheduled to commence in Q4 2025.

In March 2025, Black Cat announced that firm commitments have been received for A$65 million via a two-tranche placement. The placement is expected to accelerate mine development at Kal East in order to supply its newly acquired Lakewood processing facility. Mining production is to be optimized from 0.8Mtpa to 1.2Mtpa throughput. Ore from the Myhree and Boundary open pits are expected to be processed at the Lakewood processing facility from April 2025 onwards.

Also, in March 2025, Black Cat announced that the open pit at the Boundary deposit was progressing ahead of schedule, with ground clearing complete and pre-stripping underway. The operator also signaled potential to extend life of mine via a cutback.

In April 2025, Black Cat announced that processing had commenced at its newly acquired Lakewood mill.

Later in April 2025, Black Cat announced that total material movements for Myhree are 80% complete with more than 55% of gold to be mined. Black Cat also announced that mining at the Boundary open pit has commenced with stripping. 30Koz remains to be mined from Myhree and Boundary by October 2025.

In July 2025, Black Cat announced that the Myhree/Boundary open pits became cash flow positive in May 2025 with A$11.8 million of cash and bullion received during the quarter, excluding A$5.4M of third party toll treatment revenue which will be received in the September 2025 quarter. Myhree was advanced to the ~300mRL level with 197,000t of ore (@ 1.80g/t Au) mined during Q2 2025.

7

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Otto Bore (Producing – Australia) – 2.5% NSR (applicable to production between 42koz – 100koz)

In January 2025, Northern Star Resources Limited (“Northern Star”) reported that open pit mining was completed at the Otto Bore deposit at the end of December 2024. Vox management expects processing of the Otto Bore ore stockpiles to continue for the next 12-18 months, with Vox realizing revenue in accordance with the royalty contract.

Janet Ivy (Producing – Australia) – A$0.50/t

In July 2025, Norton Gold Fields Pty Ltd secured regulatory approval for a major expansion at the Binduli North gold project, boosting crushing and grinding capacity by 40% from 5Mtpa to 7Mtpa and setting a life-of-mine plan up to 8Mtpa over ~9 years.

In September 2025, Zijin Mining Group Co., Ltd. (“Zijin”) announced that it would spin off its international gold assets as Zijin Gold International, which included Norton Gold Fields Pty Ltd and the Binduli North gold project, which went public on the Hong Kong Stock Exchange as of September 30, 2025.

Later in September 2025, Zijin Gold International released a global offering document which clarified that key projects are being fast-tracked by Norton Gold Fields, including Phase II of the Binduli North Heap Leach Plant, which will use fine screening for high pressure grinding roll products to better sort and process ores of different grades. Zijin also clarified that the Binduli Project is improving its gold recovery by reducing particle size of leaching ore, improving water quality, and implementing a fines removal project.

Castle Hill (Producing – Australia), Kunanalling (Development – Australia) and West Kundana (Development – Australia) – Various royalty rates

In January 2025, Evolution Mining Limited (“Evolution”) stated that the Mungari mill expansion was progressing ahead of schedule, with earlier than planned commissioning expected in Q2 2025 and the Rayjax deposit expected to be a major ore contributor in the second half of FY2025. Mine development activities are stated to have been accelerated to ensure readiness for increased processing throughput. The Castle Hill pit, which is expected to provide baseload ore for the new mill, is on track.

In April 2025, Evolution advised that Mungari Mill commissioning had commenced and is set to continue through Q2 2025. The expansion increased plant capacity from 2Mtpa to 4.2Mtpa. The project was delivered nine months ahead of schedule and 9% under budget. Evolution announced that this project completion is expected to extend total Mungari mine life to at least 2038 and an increase in annual production rate from ~135,000oz to ~200,000oz (partially royalty linked). Evolution also announced that mining had commenced at the Castle Hill deposit, and that the haul road to the Mungari mill was advanced.

In July 2025, Evolution announced that drilling at Kundana continued to return high-grade results.

In September 2025, Evolution advised that mill commissioning is continuing, targeting a 200koz per annum rate in the first half of 2027.

Plutonic East (Producing – Australia) – Sliding-Scale Grade-Linked Tonnage Royalty

In March 2025, Catalyst Metals Ltd. (“Catalyst”) announced first stoping ore from the Plutonic East underground gold mine had been achieved and is expected to be processed via its currently underutilized Plutonic Processing Plant located 2km from Plutonic East. This milestone aligns with Catalyst’s stated strategy to increase production twofold from the Plutonic Gold Belt over the next 12 to 18 months. In 2025, activity has ramped up, with a dedicated fleet mobilized, surface infrastructure (including a power plant, office and workshop) established, and development towards stoping zones progressing as planned.

In April 2025, Catalyst announced that a 320,000m drill program targeting the Plutonic Gold Belt has commenced.

In September 2025, Catalyst advised that Plutonic East is expected to reach steady state production in its 2026 fiscal year.

Braúna (Producing – Brazil) – 0.5% GRR

In March 2025, Lipari Mining Ltd. (formerly Golden Share Resources Corporation) (“Lipari”) announced the successful closing of its previously announced reverse-takeover transaction with Lipari Diamond Mines Ltd and $3.6 million financing. Lipari also announced that diamond production at the Braúna mine in Brazil is ramping back to full capacity with the transition of the mine from an open pit to an underground operation largely completed with first sale of diamond production from the underground operation expected in April 2025.

i-80 Assets: Ruby Hill, Cove, and Granite Creek (Producing – USA) – 100% of gold production, up to a cap of 40kozpa until December 2028

In September 2025, i-80 Gold Corp. (“i-80”) announced that it had received all required permits and commenced construction of the Archimedes project on the Ruby Hill property. i-80 advised that the current phase (phase one) of development above the 5100ft elevation is expected to be producing in the 1H FY2028. i-80 also announced that permitting activities for below the 5100ft elevation are underway and estimated to be completed in 1H FY2027. i-80 announced that ramp-up activities to achieve steady-state production at Granite Creek Underground are progressing. i-80 advised that Feasibility Studies for Granite Creek Underground and Cove are expected in Q1 FY2026.

8

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

In March 2025, Silver Mines Limited (“Silver Mines”) announced that a Geo-Met diamond drilling campaign, consisting of ~2,000m of PQ and HQ core is underway at the Bowdens Silver Project. The campaign is focused on collecting samples covering the first 10 years of production, as per the Optimization Study released in December 2024, to produce concentrate samples, transportation certification, and tailings processing optimisation. The Geo-Met Program is focused on the Main Zone where, beneath which, there is potential to extend the Ore Reserve Estimate. Subsequently, the program is expected to test below the limits of the reserve pit mine design.

In May 2025, Silver Mines announced that the New South Wales Department of Planning, Housing, and Infrastructure determined that the transmission line to provide power to the project does not form part of the single proposed development. Silver Mines will likely return to its general approach prior to August 2024, which assumed that the transmission line approval would be sought through alternate planning pathways.

In July 2025, Silver Mines announced that all information requested by the New South Wales Department of Planning, Housing, and Infrastructure to assist with the redetermination of the Bowdens Project Development Application had been provided.

In August 2025, Silver Mines announced that it had completed a placement of A$30M and was conducting a share purchase plan to raise up to a further A$3M. Use of proceeds at Bowdens is expected to assist progression of development consent approvals and engineering studies, and ongoing community and freehold purchases including property purchase and land access agreements.

Cardinia (Development – Australia) – 1.0% Gross Value of Sales (>10,000oz production)

In April 2025, Genesis Minerals Ltd. (“Genesis Minerals”) announced the first drilling under its ownership at the Bruno-Lewis deposit with a focus on in-filling the Reserve shell. Genesis Minerals announced high-grade intercepts that highlight the robust potential economics of the shallow mineralization.

In September 2025, Genesis Minerals announced an opportunity to test for lateral and depth extensions at Bruno-Lewis following successful drilling.

Horseshoe Lights (Development - Australia) – 3.0% NSR

In January 2025, Horseshoe Metals Limited (“Horseshoe Metals”) announced an agreement granting Melody Gold Pty Ltd (“Melody Gold”) an option to process gold surface materials at the Horseshoe Lights copper-gold project. Melody Gold, upon exercising the option, will receive a three-year exclusive license to process these materials, with an option to extend. The materials covered comprise various stockpiles and tailings resulting from previous mining activities. Horseshoe Metals retains the rights to all copper and mixed copper-gold surface materials, as well as all subsurface resources. Horseshoe Metals has stated that it plans to use the proceeds from this agreement to advance its copper direct shipping ore strategy and is in discussions with potential partners for copper offtake funding.

In April 2025, Horseshoe Metals announced that there are ongoing discussions with potential copper concentrate offtake partners.

In May 2025, Horseshoe Metals announced that infrastructure recommissioning is underway. Camp services including water, power, and internet have been re-established. Horseshoe Metals also announced that further exploration and drilling is planned over the coming months.

In June 2025, Horseshoe Metals announced that the 3-year option to mine gold-bearing stockpiles had been exercised by Melody Gold, with ramp up to 500ktpa stockpile and processing expected in the coming months.

In July 2025, Horseshoe Metals announced that Direct Shipping Ore (“DSO”) mining approval had been granted.

In August 2025, Horseshoe Metals announced that personnel had been mobilised to the site ahead of equipment for the early access works of the DSO copper operation.

In September 2025, Horseshoe Metals announced that an RC drill program commenced to infill Motters Copper Oxide near surface and test gold targets west of the open pit. The RC program has approximately 1,550m of drilling planned. Equipment was mobilised to the site to support the RC drilling program and the startup of DSO operations. Horseshoe Metals also announced that preparation for the Copper Oxide Surface Material HMS/Heap Leach and Gold Surface Material processing mining proposal has commenced.

Goldlund (Development – Canada) – 1.0% NSR below 50m shaft collar depth

In January 2025, NexGold Mining Corp. (“NexGold”) announced it had commenced Phase 2 of its diamond drilling campaign, comprising up to 13,000m. Phase 2 plans to build on previous success intersecting mineralization outside of the current Goliath Mineral Resource. Phase 2 is expected to include drilling two kilometers southwest of the Goldlund Deposit where mineralization is believed to continue along strike.

9

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

In April 2025, NexGold announced it had received drill results from its ongoing Phase 2 drilling campaign including 3,759m at Goliath West and 2,328m at Far East.

Koolyanobbing (Development – Australia) – 2.0% FOB Revenue

In June 2025, Mineral Resources announced the completion of the sale of the Yilgarn Hub assets (including Koolyanobbing) to Yilgarn Iron Investments Pty Ltd (“Yilgarn Iron”). The new management team of Yilgarn Iron has secured investment funding to acquire and continue to develop the Yilgarn Iron Ore Hub. Management of Yilgarn Iron will be refocusing operations around the Koolyanobbing ore processing facility with a planned re-commencement of haulage operations in 2025 and initial mining in late 2025. The intention is to continue mining and rehabilitation activities hand in hand while also drilling exploration targets within the project area.

In August 2025, Yilgarn Iron announced that ore haulage had commenced.

Kenbridge (Development – Canada) – 1.0% NSR (full buyback for C$1.5 million)

In January 2025, Tartisan Nickel Corp. (“Tartisan”) announced that it closed a $500,000 unit financing with the proceeds of being used for exploration and development of the Kenbridge Project.

In June 2025, Tartisan announced that Phase 2 of the Kenbridge Nickel Project access corridor has been completed. Tartisan also announced that Phase 3 of the Kenbridge Nickel Project access corridor received approval.

Abercromby Well (Development – Australia ) – 2% NSR (10% interest) once 910klb U produced

In February 2025, Toro Energy Limited announced (“Toro Energy”) that the re-optimization of the potential mining pit for Lake Maitland has been completed, allowing Toro Energy to move forward with beginning mine scheduling.

In May 2025, Toro Energy released an updated scoping study for Lake Maitland, which includes a pre-tax net present value of A$907.9 million at a discount rate of 8%.

Bullabulling (Development - Australia) – A$10/oz gold royalty (>75Koz remaining production hurdle)

In January 2025, Minerals 260 Limited (“Minerals 260”), announced that it entered into a binding agreement to purchase the Bullabulling gold project from Norton Gold Fields Pty Ltd. (“Norton Gold”), a wholly owned subsidiary of Zijin. The transaction includes cash consideration of A$156.5 million plus A$10 million of Minerals 260 shares.

In April 2025, Minerals 260 successfully completed a A$220 million capital raising and the acquisition of the Bullabulling gold project from Norton Gold. Minerals 260 announced that an exploration team is on site and preparing for commencement of an 80,000m drilling program, targeting resource extension targets and upgrading confidence classifications of the existing 1.4Moz Indicated resource and 0.9Moz Inferred resource. Minerals 260 commenced the 80,000m drilling program in April 2025.

In June 2025, Minerals 260 announced receipt of drill results for the first 19 holes at the Phoenix deposit and a total of 15,264m drilled.

In July 2025, Minerals 260 announced the receipt of a further 55 holes from a total of 12,686m drilled. Minerals 260 also announced that the PFS is underway, and it is targeting a Final Investment Decision in 2027 first production in 2028.

In August 2025, Minerals 260 announced the results of a further 75 holes from a total of 14,031m drilled, which include strong results with the potential to expand the mineral resource.

In September 2025, Minerals 260 announced the results of a further 112 holes from a total of 23,424m drilled. Minerals 260 advised that continued strong drill results have led to the expansion of the drilling program from 80,000m to 110,000m.

Dandoko (Development – Mali) – 1.0% NSR

In July 2025, B2 Gold Corp. (“B2 Gold”) announced that it had been granted approval from the State of Mali to commence underground mining at Fekola. Following approval, B2 Gold commenced stope ore production as well as processing stockpiled ore. B2 Gold advised that it expects to receive the Fekola Regional exploitation permit by the end of Q3 2025.

In September 2025, B2 Gold announced that gold production at the Fekola Gold Complex remained ahead of budgeted levels and initial gold grade reconciliations had been positive. Once permitting is received, B2 Gold plans to commence mining pre-stripping activities for three months prior to gold production which is expected to commence in early 2026.

10

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Lynn Lake (MacLellan) (Construction – Canada) – 2.0% GRR (post initial capital recovery; royalty covers only a portion of the MacLellan deposit and not all project reserves and resources disclosed by Alamos Gold Inc.)

In January 2025, Alamos Gold Inc. (“Alamos”) announced a construction decision for the Lynn Lake project with production in the first half of 2028 at an expected average annual production of 176,000oz over the first 10 years.

In February 2025, Alamos extended Lynn Lake’s expected mine life to 27 years from 17 in the 2023 Study. Alamos increased the expected annual production to 85,000oz in years 12 to 17, a 60% increase from 53,000oz in the 2023 Study.

In July 2025, Alamos advised that construction activities had been temporarily paused due to wildfires in the region.

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

In February 2025, Orla Mining Ltd. (“Orla”) provided exploration results and permitting progress updates from the South Railroad Project: including intersections within and beyond the feasibility study open pits at Dark Star and Pinion targets, and the receipt of water rights and air operating permits. Orla also stated that it had awarded the EPCM contract and commenced basic engineering work. An updated Resource & Reserve estimate is expected in the second half of 2025.

In May 2025, Orla announced it is targeting a mid-2026 record of decision followed by first gold production in 2027.

In August 2025, Orla announced that the US Department of the Interior Bureau of Land Management (“BLM”) published the Notice of Intent for the project. This milestone initiates the process to complete National Environmental Policy Act review and prepare an Environmental Impact Statement by the BLM. Construction can begin after all permits have been acquired, which is expected to be within 12 months.

Sulphur Springs (Construction – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

In January 2025, Develop Global Ltd (“Develop Global”) announced that design and planning for the Sulphur Springs Haul Road is underway with construction set to start after the Pilbara wet season. The operator also said several optimisation studies were underway, including investigating early access mine plan, infrastructure and processing plant. In Develop Global’s corporate presentation dated March 2025, it announced that site access/haul road is due to commence construction in the June-2025 quarter and underground development forecasted to commence in Q3 2025.

In May 2025, Develop Global announced that substantial earthworks have commenced, including the construction of the box cut for the decline as well as site clearing. The decline is scheduled to commence in Q4 2025 and the DFS is scheduled for completion in Q4 2025.

In June 2025, Develop Global announced plans to raise A$180 million with proceeds to go towards accelerated development of Sulphur Springs, amongst other uses such as life of mine extension studies and drilling at Kangaroo Caves.

Subsequent to period-end, in October 2025, Develop Global announced the results of its updated DFS on Sulphur Springs. The DFS showed that Sulphur Springs has potential to be technically and economically robust, with the potential to generate a pre-tax internal rate of return of 59% and free cash flow of ~A$1.5 billion.

Higginsville (Dry Creek) (Development – Australia) – A$0.87/gram gold ore milled(1) (effective 0.85% NSR)

In April 2025, Westgold Resources Limited (“Westgold”) announced a scoping study of a potential expansion of the 1.6Mpta mill to a 2.6Mpta capacity.

Subsequent to period end, in October 2025, Westgold announced that it expects the Higginsville Expansion Study will be completed in H2 FY2026, with construction planned to commence in FY2027.

Sugar Zone (Development – Canada) – 80% of gold doré production, up to a cap of 961koz

In August 2025, Vault Minerals Limited (“Vault Minerals”) announced a further 72 holes of its ongoing drill campaign had been completed. Vault Minerals advised that an updated Mineral Resource estimate is to commence in September 2025.

In September 2025, Vault Minerals announced that it expects recommencement of production at Sugar Zone in FY2028 following expected underground development commencement in Q1 FY2027.

11

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Pedra Branca (Advanced Exploration – Brazil) – 1.0% NSR

In March 2025, ValOre Metals Corp. (“ValOre”) entered into an amalgamation agreement with South Atlantic Gold Inc. (“South Atlantic”), pursuant to which ValOre will acquire all of the issued and outstanding common shares in the capital of South Atlantic and all other securities of South Atlantic. ValOre announced that this transaction is expected to create a 99,924Ha precious metals district in Ceara State, Brazil.

In June 2025, ValOre announced its new work program, which includes relogging core, reprocessing drone data, regional reconnaissance, and development of a follow-up exploration program.

In July 2025, ValOre announced drill results from a successful 87-hole drilling campaign.

Kookynie (Wolski) (Advanced Exploration – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

In March 2025, Asra Minerals Limited (“Asra”) announced it has identified several untested priority gold targets at Leonora. Asra is planning on advancing the resource drilling at royalty-linked Orion and Saphire deposits. Asra received approval for its drill program with drilling planned to commence in Q2 2025.

In May 2025, Asra announced that its 1,300m drill program has commenced at the Leonora South Gold Project, targeting the royalty linked Orion and Sapphire deposits.

In July 2025, Asra announced the commencement of a 3,000m RC drilling program.

In September 2025, Asra announced the RC drilling program confirmed and extended the gold system at the Challenge and Eclipse targets.

Bulgera (Advanced Exploration - Australia) – 1.0% NSR

In March 2025, Norwest Minerals Limited (“Norwest”) advised that it entered into an access agreement with Wharton Capital Limited (“Wharton Capital”) for the Bulgera Gold Project. Wharton Capital is a pastoral lease holder of the Marymia Station that overlaps the Bulgera Gold Project’s footprint. The state deed for the grant of a mining lease was also signed in March.

In April 2025, Norwest announced that it expects to have an upcoming drill campaign, targeting the newly acquired mining lease.

In July 2025, Norwest announced a 33% mineral resource increase to 3.4Mt @ 0.95g/t for 105,020oz Indicated and 5.0Mt @ 1.15g/t for 183,400oz Inferred.

In September 2025, Norwest announced the next phase of its drilling campaign to commence in Q4 2025. Norwest also released results from the first phase of drilling, which includes significant gold intersections. Norwest also advised that a heap leach model is being prepared for a portion of the near-surface gold-bearing oxide material..

British King (Advanced Exploration – Australia) – 1.25% NSR

In March 2025, Central Iron Ore Ltd. (“Central Iron”) filed a NI 43-101 Technical Report for the British King Gold Project. The Mineral Resource spans two leases, M37/30 (royalty-linked) and M37/631, and includes Indicated and Inferred Resources. In total, there are 30,100oz in Indicated Mineral Resources and 8,000oz in Inferred Mineral Resources.

In May 2025, Central Iron announced the next phase of drilling, consisting of 78 RC drillholes, has commenced.

In September 2025, Central Iron announced the final results from Phase 1 of the RC drilling campaign that include multiple significant intercepts. Central Iron is currently updating the Mineral Resource to include these results. Central Iron also announced that 801m of diamond drilling is scheduled to commence in late October.

Estrades (Advanced Exploration - Canada) – 2.0% NSR

In January 2025, Galway Metals Inc. (“Galway”) released an updated mineral resource estimate, which included a 17% increase in the Indicated Resource and a 22% in the Inferred category compared to the 2018 study. Galway also released updated metallurgical testing results, displaying a 31% increase in potential gold recoveries, with potentially significant impacts on project economics. Galway also expects to initiate a scoping study for the Estrades project in 2025.

In March 2025, Galway filed an NI 43-101 Technical Report on Estrades reflecting the improved gold recoveries announced in January 2025.

In July 2025, Galway announced the commencement of a PEA at the Estrades project.

12

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Brightstar Alpha (Advanced Exploration – Australia) – 2.0% GRR

In March 2025, Brightstar Resources Limited (“Brightstar”) stated that ore processing has commenced at Genesis Minerals’ Laverton Mill. Brightstar announced the DFS as part of the Company’s wider Laverton-Menzies development is nearing completion.

In June 2025, Brightstar announced a DFS for the Laverton project, including clarity around the Alpha deposit, stating that the deposit is expected to be mined via underground methods from 2029 onwards.

Libby / Montanore (Advanced Exploration – USA) – $0.20/ton

In May 2025, Hecla Mining Company (“Hecla”) announced that the Libby project has been placed on the FAST-41 permitting dashboard because it was included in a new executive order to advance critical mineral projects.

Subsequent to period end, in October 2025, Hecla announced that the US Forest Service gave a final decision notice, finding no significant impact for the Libby project, a significant milestone advancing the exploration phase.

Ashburton (Advanced Exploration – Australia) – 1.75%GRR (>250koz)

In July 2025, Kalamazoo Resources Limited (“Kalamazoo”) advised that it retains 100% ownership of the Ashburton Gold Project following the conclusion of an option held by De Grey Mining Limited and subsequently Northern Star. Kalamazoo announced that it will leverage the technical work done while optioned to target a Scoping Study by Q4 2025.

Subsequent to period-end, in October 2025, Kalamazoo announced a significant update for the Mt Olympus underground gold resource and an underground exploration target beneath the combined Mt Olympus-West Olympus open pit shell. Kalamazoo reiterated that the open pit scoping study for Mt Olympus-West Olympus is expected to be released in Q4 2025.

Beschefer (Exploration – Canada) – 0.6% NSR

In March 2025, Abitibi Metals Corp. announced that it completed its 100% earn-in at the Beschefer Gold Project.

Comet Gold (Exploration – Australia) – 1.0% NSR

In April 2025, Accelerate Resources Ltd. (“Accelerate”) announced that following a detailed review initiated on February 24, 2024, it had identified three new high-priority gold targets at Comet.

Subsequent to period-end, in October 2025, Accelerate announced it entered into a earn-in joint venture with Caprice Resources Ltd. (“Caprice”) in which Accelerate retains 25% project interest in exchange $50,000 cash and $200,000 in Caprice shares.

Broken Hill (Exploration – Australia) – 2.0% NSR

In March 2025, New Frontier Minerals Ltd. entered into an agreement to sell its Broken Hill East Project to Impact Minerals Limited (“Impact Minerals”) for AUD$275,000 worth of Impact Minerals’ shares

In July 2025, Impact Minerals announced a magnetotellurics and audi-magnetotellurics survey are planned to commence in Q4 2025.

Yamarna (Exploration – Australia) - A$7.50/oz discovery payment

In April 2025, Gold Road Resources Ltd. (“Gold Road”) announced the commencement of a 30,800m drilling program aiming to increase the Gilmour Underground Mineral Resource and Ore Reserve.

In September 2025, Gold Road announced that it had been acquired by Gruyere Holdings Pty Ltd., which is ultimately owned by Gold Fields Limited.

Hawkins (Exploration – Canada) – 0.5%NSR

In July 2025, Exploits Discovery Corp. announced that planning had begun for its maiden exploration program and a drill permit application had been submitted to the Ontario Ministry of Energy and Mines.

Kookynie (Consolidated Gold) (Exploration – Australia) – A$1/t ore PR (with gold grade escalator)

In July 2025, Arika Resources announced that high-priority targets had been defined and that an independent reconstruction and review of the historical Cosmopolitan Mine had been commissioned. Arika Resources also announced that drone-supported airborne magnetics commenced.

13

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

In August 2025, Arika Resources announced that it had entered into a binding agreement with Iris Metals to acquire approximately 108km2 of gold exploration tenements in the Kookynie region.

Los Filos (Suspended – Mexico) – 50% of gold production, up to a cap of 1.1Moz

In August 2025, Equinox Gold Corp. (“Equinox”) announced that it had ratified a new long-term land access agreement with two of the three communities surrounding the Los Filos Mine. Equinox advised that an exploration program is expected to start in the second half of 2025 with engineering studies to evaluate carbon-in-leach plant locations to follow.

Outlook4

2025 Guidance

On February 20, 2025, Vox estimated that 2025 revenue guidance would be in the range of $12 million to $14 million.

On August 13, 2025, Vox increased 2025 revenue guidance to the range of $13 million to $15 million.

Revenue guidance for 2026 will be announced with the filing of the Company’s consolidated financial statements for the year ended December 31, 2025.

Management’s updated 2025 outlook on revenue is based on publicly available information of the owners or operators of projects on which the Company has a royalty, stream or other interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the updated 2025 revenue guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the actual revenue for 2025 will be in the updated range set forth above. In addition, management may or may not further revise its guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management further revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Key growth assets for the Company for 2025 include, based primarily on public disclosure of third-party operators:

•	The Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and continues to be expanded by Zijin and where Vox holds an A$0.50/t royalty over material from the Janet Ivy mining lease.
•	The Bulong 1.0% NSR gold royalty in Western Australia, with operator Black Cat commencing production in Q3 2024 at the Myhree open pit and development of the Boundary open pit in March 2025.
•	The Castle Hill A$40/oz gold royalty in Western Australia, with operator Evolution commencing small-scale production in Q3 2024 at the Rayjax open pit prior to commencement of larger-scale mining at the Castle Hill open pit deposit in Q2 2025.

The Company anticipates that revenue in the fourth quarter of 2025 will be driven by the following:

•	The Global Gold Portfolio, acquired on September 26, 2025.
•	The Kanmantoo royalty, which was acquired on May 15, 2025, with relatively consistent quarterly revenue anticipated for the duration of the 2025 year.
•	The Janet Ivy royalty, which has received recent regulatory approval for a new mining proposal, with a 40% increase in crushing and grinding capacity up to 7Mtpa, and a life-of-mine plan of up to 8Mtpa over approximately nine years.
•	The Castle Hill royalty, given the continued ramp up of production at Rayjax and Castle Hill.
•	The Bulong royalty, given the continued ramp up of production with revenue potentially increasing quarter-over-quarter for the duration of this calendar year following the acquisition of the Lakewood mill by Black Cat in April 2025.
•	The Wonmunna royalty.

Over the coming two to three years, the Company expects growth to be fuelled by:

•	The Red Hill 4.0% GRR gold royalty in Western Australia, which continues to be actively drilled by Northern Star and which was classified as being at feasibility stage and a potential ore source for the Fimiston plant.
•	Sugar Zone in Canada, where recommencement of production is expected in FY2028 following expected underground development commencement in Q1 FY2027 by Vault Minerals.
•	The Plutonic East sliding scale gold royalty in Western Australia, where operator Catalyst commenced stoping ore in Q1 2025.

______________________________

4 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

14

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

•	The Mt Ida gold project, which is expected to commence mining of the royalty-linked Tims Find deposit in 2026 based on environmental disclosure.
•	The Cardinia 1.0% GRR gold royalty (>10koz), which is now expected to commence mining in 2026 based on operator disclosure from Genesis Minerals.
•	The Horseshoe Lights 3.0% NSR copper and gold royalty, where Horseshoe Metals is exploring near-term cash flow opportunities to be unlocked from extensive gold and copper surface stockpiles.
•	The Puzzle Group deposits which are a potential ore source for Genesis’ Leonora operations.
•	The Sulphur Springs copper-zinc project which is being progressed through initial construction of an underground sulphide operation by Develop Global and studied as a potential scoping-stage oxide heap leach operation by Anax.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, streams and other interests, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the sale, assignment or transfer of certain royalties, streams and other interests, or the right to acquire certain royalties, streams and other interests, to third parties, (ii) the licensing of certain intellectual property, such as non-core mineral royalty data contained in the Company’s MRO database, (iii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iv) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 81 assets spanning eight jurisdictions. The following tables summarize each of Vox’s assets as of the date of this MD&A:

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Gold International (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold, silver	Australia	Producing	Northern Star Resources Ltd.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Producing	Catalyst Metals Ltd.
Fazenda & Santa Luz	35% up to a cap of 658koz	Gold	Brazil	Producing	Equinox Gold Corp.
RDM		Gold	Brazil	Producing	Equinox Gold Corp.
Greenstone	100% up to a cap of 58.5koz per annum until March 2027	Gold	Canada	Producing	Equinox Gold Corp.
Ruby Hill, Cove & Granite Creek	100% up to a cap of 40koz per annum until December 2028	Gold	United States	Producing	i-80 Gold Corp.
Bonikro	50% uncapped (excluding third party stream ounces)	Gold	Côte d’Ivoire	Producing	Allied Gold Corporation
Blyvoor	100% up to a cap of 2.7Moz	Gold	South Africa	Producing	Aurous Resources
Kanmantoo	2.5% NSR, stepping down to 0.5% NSR after > 85Kt copper produced	Copper, gold, silver	Australia	Producing	Hillgrove Resources Limited
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mining Ltd.
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.

15

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Minerals 260 Limited
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Dandoko	1.0% NSR	Gold	Mali	Development	B2 Gold Inc.
Sugar Zone	80% of doré up to a cap of 961koz	Gold	Canada	Development	Vault Minerals Limited
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Arika Resources Limited
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold Mining Corp.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Development	Yilgarn Iron Investments Pty Ltd
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development (in construction)	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	Exploits Discovery Corp.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	Zygmund Wolski (subject to potential acquisition by Asra Minerals Ltd)

16

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Wyloo North	1.5% GRR (on the first 15Mt production)	Iron Ore	Australia	Advanced Exploration	Fortescue Metals Group Ltd.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Impact Minerals Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Fields Limited
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd. (under JV to Caprice Resources Ltd)
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Evergreen Lithium Limited
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
St. Ives	1.04% GRR(4)	Gold	Australia	Exploration	Gold Fields Limited

17

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Asset	Key Terms of Interest	Commodity	Jurisdiction	Stage	Operator
Los Filos	50% up to a cap of 1.1Moz	Gold	Mexico	Suspended	Equinox Gold Corp.
Conditional Royalties
Eagle	25% of gold production, up to a cap of 1.1Moz	Gold	Canada	Suspended	Victoria Gold Corp(5)
Brits(6)	1.4% GSR(6)	Vanadium	South Africa	Development	Sable Exploration and Mining Limited(6)
Thaduna(7)	1.0% NSR	Copper	Australia	Exploration	Stanifer Pty Limited(7)

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)	The St Ives royalty is a 3.0% GRR, but the Transaction will also include an obligation for Vox Australia Pty Ltd. to pay a 1.96% GRR royalty to a third party.
(5)	On June 24, 2024, Victoria Gold Corp. announced the suspension of mine operations following a heap leach containment incident. PricewaterhouseCoopers has been appointed to manage the receivership process.
(6)	During Q2 2024, Bushveld Minerals Limited informed the Department of Mineral Resources and Energy in South Africa (the “DMRE”) that it will not be proceeding with its mining application for the Brits project. During Q2 2024, Vox entered into an agreement with Sable Exploration and Mining Limited (“Sable Exploration”) granting Vox an uncapped 1.4% GSR royalty over the same land package as the original 1.75% GSR Brits royalty. During Q2 2024, Sable Exploration submitted a prospecting right application to the DMRE and awaits a notice of approval from the DMRE. The 1.4% GSR Brits royalty is contingent upon the prospecting right being granted to Sable Exploration by the DMRE, which Vox management expects will be delivered to Sable in calendar year 2026.
(7)	During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS, which Vox management expects will be delivered to Stanifer in calendar year 2026.

The following map shows the geographic location of the projects underlying the Company’s assets and the stage of the underlying projects.

Notes:

1.	Development assets include: mining study completed (PEA/PFS/feasibility), care & maintenance, toll‑treatment, based on public filings.
2.	“Near term potential” producing asset count includes currently producing, construction/feasibility/restart stage assets from public filings.
3.	Asset count may fluctuate based on the contractual interpretation applied by the parties to various contracts from time to time.

18

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023
	$	$	$	$	$	$	$	$
Statement of income (loss)
Revenue	3,815,640	2,765,145	2,680,194	2,897,325	2,428,809	2,839,117	2,882,512	2,997,426
Gross profit	2,368,889	1,746,913	1,895,072	1,506,197	1,887,501	2,106,988	2,414,139	2,072,497
Operating expenses	1,546,209	1,924,686	1,791,541	1,507,706	1,610,775	1,898,570	1,803,625	2,667,645
Net income (loss)	161,673	(387,957)	(359,140)	(966,464)	(107,613)	(333,588)	(241,387)	(417,962)
Earnings (loss) per share – basic and diluted	0.00	(0.01)	(0.01)	(0.02)	(0.00)	(0.01)	(0.00)	(0.01)
Dividends declared per share	0.125	0.0125	0.0125	0.012	0.012	0.012	0.012	0.011

Statement of Financial Position
Total assets	123,410,101	62,586,700	51,006,879	51,381,324	53,016,073	52,779,971	52,237,205	52,706,609
Working capital	11,703,974	10,483,136	9,653,494	9,234,339	8,517,006	8,245,591	10,684,347	10,378,752
Total non-current liabilities	17,261,120	17,122,801	5,373,490	5,426,450	4,997,185	5,053,504	5,029,940	4,878,989

Statement of Cash Flows
Cash flows from operating activities	1,758,787	1,756,729	1,038,814	125,398	2,112,168	2,009,431	1,212,154	2,341,781

Three Months Ended September 30, 2025 Compared to the Other Quarters Presented

Revenue

The Wonmunna royalty performed consistently well throughout Q4 2023 and fiscal 2024. However, as seen with the first three quarters of 2025, Wonmunna revenue will continue to be influenced by fluctuations in iron ore demand and pricing globally, along with quarterly production levels and grade at the underlying project, which may vary from quarter to quarter.

Since Q4 2023, quarter-over-quarter revenue at Janet Ivy has grown steadily, driven by the Binduli North heap leach expansion project that was completed in early 2023.

In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources.

In Q4 2024, inaugural royalty revenue commenced from the Myhree and Castle Hill gold projects. Since then, quarter-over-quarter revenue at both gold projects has grown steadily, driven by the continued ramp up of production at each mine.

In Q2 2025, the Company acquired a royalty over the Kanmantoo copper-gold project, immediately generating royalty revenue commencing May 15, 2025.

Operating Expenses

In Q4 2023, the key drivers behind the increase in operating expenses was primarily related to impairment charges of $1,087,206 related to the Alce, Phoebe, Jaw, Cart and Colossus royalties being written down to $nil.

A reduction in cash operating expenditures in 2024 and into 2025 is a result of management’s best efforts to decrease its corporate administration and professional fee expenses.

Nine Months Ended September 30, 2025 Compared to the Nine Months Ended September 30, 2024

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “9M 2025” refers to the nine-month period ended September 30, 2025 and the “comparable period” or “9M 2024” refers to the nine-month period ended September 30, 2024.

19

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Revenue

Revenue for 9M 2025 was $9,260,979 compared to revenue of $8,150,438 in the comparable period. The change in revenue was driven by:

•	Janet Ivy gold royalty: an increase of ~$600,000 in royalty revenue in 9M 2025 compared to 9M 2024, driven by the continued expansion of production at the Binduli North heap leach project.
•	Castle Hill, Otto Bore and Bulong-Myhree gold royalties: ~$2 million in royalty revenue in 9M 2025 compared to $nil in 9M 2024. Inaugural revenue from each of Castle Hill and Bulong-Myhree commenced in Q4 2024.
•	Kanmantoo copper-gold royalty: ~$950,000 in royalty revenue from the date of acquisition, May 15, 2025, to quarter end. The Company also generated ~$100,000 of royalty receipts from May 1, 2025 to May 14, 2025, which was recorded against the purchase price.
•	Global Gold Portfolio: ~$150,000 in precious metal sales from the date of acquisition, September 26, 2025, to quarter end.
•	Wonmunna iron ore royalty: a decrease of ~$2.4 million in royalty revenue in 9M 2025 compared to 9M 2024, which was primarily a result of (i) a decreased amount of ~1.5Mdmt of iron ore shipped in 9M 2025 compared to 9M 2024, and (ii) a ~4% decline in iron ore sales price in 9M 2025 compared to 9M 2024.
•	Koolyanobbing iron ore royalty: $nil revenue in 9M 2025 compared to ~$250,000 in the comparable period. In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. In June 2025, Mineral Resources announced the completion of the sale of the Yilgarn Hub assets (including Koolyanobbing) to Yilgarn Iron.

Operating Expenses

Operating expenses for 9M 2025 were $5,262,436, slightly less than the comparable period of $5,312,970. The change in account expenditures was primarily related to the following:

•	Reduction in share-based compensation expense of $168,184.
•	Reduction in corporate administration expenditures of $115,680.
•	Reduction in salaries and benefits and director fees of $39,286.
•	Increase in professional fees expenditures during the period of $4,940.
•	Increase in project evaluation expenditures of $267,676.

Other Income and Expenses

Other expenses for 9M 2025 was $185,842 vs. $32,907 in 9M 2024. The increase in expenses was primarily related to the following:

•	Increase in foreign exchange recovery during 9M 2025 of $201,609 over the comparable period.
•	Reduction in interest income during 9M 2025 of $104,458 compared to the comparable period.
•	Increase in interest and finance expenses during 9M 2025 of $250,086 over the comparable period, which is primarily a result of the Company’s drawdown of $11.7M under the BMO Facility on May 14, 2025, net of a $5M repayment of the BMO Facility on July 14, 2025.

Income Tax Expense

In 9M 2025, the Company recorded:

•	Reduction in current income tax expense of $613,793 compared to the comparable period.
•	Increase in deferred tax expense of $16,474 compared to the comparable period.

Net Loss

The net loss for 9M 2025 was $585,424 vs. $682,588 in the comparable period. On a per share basis, the basic and diluted loss per share was $0.01 per share in both periods. The net loss during each period is from the results of operations discussed above.

Three Months Ended September 30, 2025 Compared to the Three Months Ended September 30, 2024

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q3 2025” refers to the three-month period ended September 30, 2025 and the “comparable quarter” or “Q3 2024” refers to the three-month period ended September 30, 2024.

20

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Revenue

Revenue for Q3 2025 was $3,815,640 compared to revenue of $2,428,809 in the comparable quarter. The change in revenue was driven by:

•	Janet Ivy gold royalty: an increase of ~$270,000 in royalty revenue in Q3 2025 compared to Q3 2024, driven by the continued expansion of production at the project, after completion of the Binduli North heap leach project commissioning in 2023.
•	Castle Hill, Otto Bore and Bulong-Myhree gold royalties: ~$800,000 in royalty revenue in Q3 2025 compared to $nil in Q3 2024. Inaugural revenue from each of Castle Hill, Otto Bore and Bulong-Myhree commenced in Q4 2024.
•	Kanmantoo copper-gold royalty: ~$580,000 in royalty revenue in Q3 2025. The Company acquired the Kanmantoo copper-gold royalty on May 15, 2025.
•	Global Gold Portfolio: ~$150,000 in precious metal sales from the date of acquisition, September 26, 2025, to quarter end.
•	Wonmunna iron ore royalty: a decrease of ~$500,000 in royalty revenue in Q3 2025, which was primarily a result of (i) a decreased amount of ~500Kdmt of iron ore shipped in Q3 2025 compared to Q3 2024, and (ii) a ~5% decline in iron ore sales price in Q3 2025 compared to Q3 2024.

Operating Expenses

Operating expenses for the quarter were $1,546,209, slightly less than the comparable quarter of $1,610,775. The change in account expenditures was primarily related to the following:

•	Reduction in corporate administration expenditures of $128,803.
•	Reduction in salaries and benefits and director fees of $33,461.
•	Reduction in professional fees expenditures during the quarter of $4,220.
•	Increase in share-based compensation expense of $31,441.
•	Increase in project evaluation expenditures of $133,359.

Other Income and Expenses

Other expenses for the quarter was $191,831 vs. other income of $8,099 in the comparable quarter. The increase in expenses was primarily related to the following:

•	Increase in foreign exchange expense during the quarter of $7,062 over the comparable quarter.
•	Reduction in interest income during Q3 2025 of $56,822 compared to the comparable quarter.
•	Increase in interest and finance expenses during the quarter of $136,046 over the comparable period, which is primarily a result of the Company’s drawdown of $11.7M under the BMO Facility on May 14, 2025, net of a $5M repayment of the BMO Facility on July 14, 2025.

Income Tax Expense

During the quarter, the Company recorded:

•	Reduction in current income tax expense of $117,900 compared to the comparable period.
•	Increase in deferred tax expense of $194,638 compared to the comparable period.

Net Income (loss)

The net income for Q3 2025 was $161,673 vs. a loss of $107,613 in the comparable quarter. On a per share basis, the basic and diluted income (loss) per share was $0.00 per share in both periods. The net income (loss) during each period is from the results of operations discussed above.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at September 30, 2025 comprised current assets of $16,678,713, including cash and cash equivalents of $12,146,280. Set against current liabilities of $4,974,739, the Company has net working capital of $11,703,974. This compares to current assets of $12,129,014 and net working capital of $9,234,339 as at December 31, 2024. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at September 30, 2025, the Company had $28.3 million available for borrowing under its Upsized BMO Facility (excluding the $35 million available under the Accordion), which amount is subject to certain financial and restrictive covenants (see the disclosure heading “Upsized BMO Facility” above).

The Company is not subject to externally imposed capital requirements other than as disclosed for the Upsized BMO Facility.

21

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Cash Flows From Operating Activities

Cash flows earned from operations in 9M 2025 were $4,554,330 vs. $5,333,752 in 9M2024. The decrease in cash flows from operations during the period is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $1,721,807, which is primarily related to the results of operations discussed above.
•	An increase in accounts receivable at September 30, 2025 compared to December 31, 2024 of $1,373,075 vs. a decrease in accounts receivable in the comparative period of $682,095.
•	A decrease in prepaid expenses at September 30, 2025 compared to December 31, 2024 of $83,610 vs. a decrease in prepaid expenses in the comparative period of $265,764.
•	An increase in accounts payable at September 30, 2025 compared to December 31, 2024 of $302,499 vs. a decrease in accounts payable in the comparative period of $211,161.
•	An increase in current income taxes payable at September 30, 2025 compared to December 31, 2024 of $497,658 vs. an increase in current taxes payable $1,275,223 in the comparable period.

Cash flows earned from operations in Q3 2025 were $1,758,787 vs. $2,112,168 in Q3 2024. The decrease in cash flows from operations during the period is primarily a result of:

•	An increase in income from operating activities prior to non-cash working capital changes of $1,480,371, which is primarily related to the results of operations discussed above.
•	An increase in accounts receivable at September 30, 2025 compared to June 30, 2025 of $1,304,103 vs. a decrease in accounts receivable in the comparative period of $485,391.
•	A decrease in prepaid expenses at September 30, 2025 compared to June 30, 2025 of $86,283 vs. a decrease in prepaid expenses in the comparative period of $131,651.
•	An increase in accounts payable at September 30, 2025 compared to June 30, 2025 of $510,431 vs. an increase in accounts payable in the comparative period of $196,511.
•	An increase in current income taxes payable at September 30, 2025 compared to June 30, 2025 of $114,350 vs. an increase in current taxes payable $427,160 in the comparable period.

Cash Flows Used In Investing Activities

Cash flows used in investing activities was $70,290,997 in 9M 2025 vs. $3,170,673 in 9M 2024. The activity in each period was primarily related to the following:

•	9M 2025: the acquisitions of i) the Kanmantoo copper-gold royalty in Q2 2025; ii)the Wyloo North iron ore royalty in September 2025; and iii) the Global Gold Portfolio acquisition in September 2025.
•	9M 2024: the acquisition of the Castle Hill royalty portfolio in Q2 2024

Cash flows used in investing activities was $58,585,940 in Q3 2025 vs. $18,440 in Q3 2025. The activity in Q3 2025 was primarily a result of the acquisitions of i) the Wyloo North iron ore royalty; and ii) the Global Gold Portfolio acquisition.

Cash Flows Used In Financing Activities

Cash flows from financing activities for 9M 2025 were $69,160,406 vs. use of $2,206,116 in the comparable period. In 9M 2025, net cash was generated from: (i) net proceeds raised in the Offering of $59,847,909, (ii) net proceeds of $11.7 million from Upsized BMO Facility drawdowns, (iii) dividends paid to shareholders of $1,861,935, (iv) transaction costs related to the upsize of the Upsized BMO Facility of $251,641, and (v) interest paid on the Upsized BMO Facility of $273,927 vs. in 9M 2024, cash was used primarily for (i) dividends paid to shareholders of $1,675,998, and (ii) transaction costs to set up the Upsized BMO Facility of $459,944.

Cash flows from financing activities for Q3 2025 were $58,808,618 vs. use of $594,267 in the comparable period. In Q3 2025, net cash was generated from: (i) net proceeds raised in the Offering of $59,850,150, (ii) dividends paid to shareholders of $628,756, (iii) transaction costs related to the upsize of the Upsized BMO Facility of $249,026, and (iv) interest paid on the Upsized BMO Facility of $163,750 vs. in Q3 2024, cash was used primarily for dividends paid to shareholders.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration, project evaluation costs, interest and charges related to the Upsized BMO Facility and anticipated capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties, streams and other interests. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, streams or other interests, Vox may seek additional debt, including further use of the Upsized BMO Facility or the Accordion, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

22

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Commitments and Contingencies

As at September 30, 2025, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended September 30, 2025, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Mt Ida

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. On May 28, 2025, Vox Australia discontinued its claim in the Supreme Court of Western Australia after reaching a settlement agreement with Aurenne, which included Vox obtaining a deed of assignment and assumption for the Aurenne royalty executed by Aurenne.

Red Hill

Vox Australia was served with a writ of summons and statement of claim in the Supreme Court of Western Australia pursuant to which Vox Australia has been named as a second defendant.

The plaintiff alleges, among other things, that the first defendant breached its obligations to the plaintiff in connection with the assignment of the Red Hill royalty to Vox Australia in September 2023 on the basis that the plaintiff had a right of first refusal. The plaintiff is seeking declaratory relief in respect of the assignment of the first defendant’s royalty to Vox Australia, or alternatively, damages. Vox Australia acquired the Red Hill royalty as part of a portfolio of nine royalties from the first defendant for a combination of A$6,750,000 in cash and non-cash consideration comprised of Vox providing ongoing royalty related services to the first defendant.

Each of the defendants deny that the purported right of first refusal applied in the circumstances. The Company will take all appropriate steps to defend the action. As of the date of this MD&A, the proceeding is ongoing.

Titan

During the year ended December 31, 2023, the Company and its wholly-owned subsidiary, SilverStream SEZC (“SilverStream”), became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1 million was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1 million of the 2023 impairment charge, which would increase net income by the equivalent amount. As of the date of this MD&A, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As of the date of this MD&A, the proceeding is ongoing.

Commitments

The Company or affiliates of the Company are committed to minimum lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

October 1, 2025 to September 30, 2026
$
Leases	3,872
Consulting agreements	39,585
43,457

23

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Contingencies

The Company or affiliates of the Company are responsible for making the following certain milestone payments in connection with asset acquisitions, which become payable on certain revenue or cumulative production thresholds being achieved.

Asset	$
Limpopo(1)(4)	6,393,219
Dandoko(2)	2,500,000
Brits(1)(5)	1,250,000
Bullabulling(3)(6)	657,400
Koolyanobbing(7)	328,700
El Molino(8)	450,000
Uley(1)(9)	144,628
Other(10)	89,792
11,813,739

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)

The milestone payments must be settled in cash. Milestone payments include: (i) $1,250,000 upon first royalty receipts; and (ii) $1,250,000 on receipt of payment of 500Koz production from the royalty area.

(3)	Half of the milestone payment may be settled in cash or common shares of the Company, at the Company’s election.
(4)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(5)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(6)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(7)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(8)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(9)	Milestone payment due upon commencement of commercial production.
(10)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and nine months ended September 30, 2025 and 2024.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and former EVP – Australia.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Short-term employee benefits	468,386	532,685	1,520,657	1,601,564
Share-based compensation	303,717	322,040	1,441,041	1,586,221

	772,103	854,725	2,961,698	3,187,785

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Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

New Accounting Policies

Inventories

Commodity inventory is recognised when the Company controls the commodity, the determination of which includes consideration of price risk. Commodity inventory is measured at fair value less costs to sell in accordance with the broker-trader exemption, on the basis that such assets are held with the purpose of selling in the near future and generating a profit from fluctuations in price or broker traders’ margin. Commodity contracts reflect agreements for the purchase and sale of commodities where, despite the Company having control over the commodity, the Company has no intention to exercise its control, and where the expected outcome is that the commodity will be sold to the third party financial institution or broker. Such contracts are measured at fair value through the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss).

Precious metal sales

The Company enters into gold purchase contracts with mining operators whereby the operator of the mine agrees to sell, and the Company agrees to purchase, refined gold produced from the mine over which the contract is granted. The purchased gold is sold to the Company at the lowest COMEX or LBMA AM/PM fixed price within a quotation period that is typically between six and eight days.

Vox sells the refined gold to third party financial institutions or brokers (the “Customer”) within the quotation period. The Company transfers control over the commodity on the date the commodity is delivered to the Customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the Customer and the Customer is able to direct the use of and obtain substantially all of the benefits from the commodity.

Precious metal sales comprise:

•	The proceeds received from the sale of the refined gold to third party financial institutions or brokers; less
•	The purchase price paid to the mining operator for the refined gold and sales commissions.

Financial assets

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expenses in the consolidated statements of income (loss) and comprehensive income (loss).

On September 26, 2025, Vox acquired a portfolio of gold assets comprising PMPAs, historically referred to as “offtakes” and conventional royalties from Deterra Royalties Limited. Although originally labeled as offtakes by previous owners, these PMPAs are, in substance, more closely aligned with streaming arrangements. Under the terms of these agreements, Vox purchases a defined percentage of payable gold at a dynamic price that is typically set by market reference prices (LBMA or COMEX) and grants the ability to Vox to capture margin at the time of on-sale of metal on each delivered ounce. This pricing and physical metal delivery mechanism provides Vox with direct exposure to metal production and price movements, similar to traditional streaming agreements. These PMPAs are economically driven by cash flows linked to both metal pricing fluctuations and production volumes, analogous to streams. Accordingly, Vox considers these PMPAs to be more equivalent to streams and will refer to them as such in its portfolio reporting and future disclosure.

PMPAs are classified and measured as FVPL.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2025, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

25

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at September 30, 2025 and August 13, 2025, the issued and outstanding securities were as follows:

	November 12, 2025	September 30, 2025
	#	#
Common shares issued and outstanding	68,268,924	67,986,838
Stock options	1,346,838	1,346,838
Restricted share units	1,665,716	1,929,367

Fully diluted common shares	71,281,478	71,263,043

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2024 audited consolidated financial statements. There have been no material changes to the policies during the nine months ended September 30, 2025.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2025 and the year ended December 31, 2024.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and trade receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its trade receivable balances. The Company’s trade receivables and gold purchase contracts are subject to the credit risk and performance of the counterparties who own and operate the mines underlying Vox’s asset portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s Upsized BMO Facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2025, the Company had cash and cash equivalents of $12,146,280 (December 31, 2024 - $8,754,391) and working capital of $11,703,974 (December 31, 2024 - $9,234,339).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at September 30, 2025, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) by $580,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Upsized BMO Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended September 30, 2025, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net income (loss) and other comprehensive income (loss) by approximately $300,000.

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Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties, streams and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2025 and December 31, 2024, the Company does not have any financial instruments measured at fair value after initial recognition, except for streams and other interests, with a carrying value at September 30, 2025 of $56,058,337, which are estimated using Level 3 inputs. See Note 6 of the unaudited condensed interim consolidated financial statements for the changes in fair value measurements of streams and other interests classified as Level 3 as at September 30, 2025. These financial instruments are measured at fair value utilizing inputs other than quoted prices included in Level 1. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss).

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities. As at September 30, 2025, the capital structure of the Company consists of $101,174,242 (December 31, 2024 - $43,060,199) of total equity, consisting of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Upsized BMO Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2024. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2024.

27

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended September 30, 2025 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the nine months ended September 30, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2025

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF for the year ended December 31, 2024, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, B.Sc (Hons) MBA ACSM MIMMM QMR R.Sci, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this document.

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